United States securities and exchange commission logo





                              April 20, 2023

       Jeff Shaner
       President and Chief Executive Officer
       Aveanna Healthcare Holdings, Inc.
       400 Interstate North Parkway SE
       Atlanta, Georgia 30339

                                                        Re: Aveanna Healthcare
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-40362

       Dear Jeff Shaner:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations.
       Non-GAAP Financial Measures, page 67

   1. In future filings, please revise to reconcile the non-GAAP measure "Field Contribution"
                                                        and "Field Contribution
Margin" to the most comparable GAAP measure, which appears
                                                        to be gross margin,
even if it is not presented on the face of the Consolidated Statement of
                                                        Operations. Please also
revise the similar reconciliation in Exhibit 99.1 to your Form 8-
                                                        K.
 Jeff Shaner
Aveanna Healthcare Holdings, Inc.
April 20, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



                                                          Sincerely,
FirstName LastNameJeff Shaner
                                                          Division of
Corporation Finance
Comapany NameAveanna Healthcare Holdings, Inc.
                                                          Office of Industrial
Applications and
April 20, 2023 Page 2                                     Services
FirstName LastName